UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bird Global, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

09077J107
(CUSIP Number)

Travis VanderZanden
c/o Bird Global, Inc.
406 Broadway, Suite 369
Santa Monica, California 90401
(866) 205-2442
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 4 pages

1	Names of Reporting Persons Travis VanderZanden
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 36,370,086
	8	Shared Voting Power 0
	9	Sole Dispositive Power 36,370,086
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,370,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 12.3%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 2 of 4 pages
Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 15, 2021 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

Investment Agreement

On December 19, 2022, the Reporting Person, the Issuer and Bird Canada Inc. (“Bird Canada”) entered into that certain Investment Agreement (the “Investment Agreement”) pursuant to which the Reporting Person agreed to, among other things: (a) in the event the Issuer and Bird Canada complete the acquisition, by merger, equity purchase, amalgamation or otherwise, of Bird Canada by Bird Global (the “Proposed Merger”) prior to December 30, 2022 (which may be extended to January 6, 2023 if the parties are continuing to work in good faith to consummate the Proposed Merger) (the “Outside Date”), take all actions necessary and within his control to appoint five nominees of the holders of a majority of the voting rights in Bird Canada (the “BC Holder Majority”) to the Issuer’s board of directors for so long as the BC Holder Majority collectively holds at least 25% of the convertible notes expected to be issued to them at the closing of the Proposed Merger or an equivalent percentages of shares of Class A Common Stock issued upon conversion of such convertible notes; and (b) in the event the closing of the Proposed Merger does not take place prior to the Outside Date, take all actions and necessary within his control to appoint three nominees of the BC Holder Majority to the Issuer’s board of directors.

The foregoing description of Investment Agreement is a summary and is qualified in its entirety by reference to the Investment Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

•Amount beneficially owned: 36,370,086

•Percent of Class: 12.3%

•Number of shares the Reporting Person has:

◦Sole power to vote or direct the vote: 36,370,086

CUSIP No. 09077J107	13D	Page 3 of 4 pages
◦Shared power to vote: 0

◦Sole power to dispose or direct the disposition of: 36,370,086

◦Shared power to dispose or direct the disposition of: 0
The share amount reported herein consists of (i) 34,534,930 shares of Class X Common Stock held of record by the Reporting Person and (ii) 1,835,156 shares of Class A Common Stock underlying restricted stock units held of record by the Reporting Person that are vested or will vest within 60 days of the date hereof.

The above percentage is based on 261,041,252 shares of Class A Common Stock outstanding as of October 31, 2022.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above describes the material terms of the Investment Agreement. A copy such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except for the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
2
Investment Agreement, dated as of December 19, 2022, by and among Bird Global, Inc., a Delaware corporation, Bird Canada Inc., an Ontario Corporation and Travis VanderZanden (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on December 20, 2022).

CUSIP No. 09077J107	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

By: /s/ Travis VanderZanden
Name: Travis VanderZanden